AH
6-8-2004

04016778

ES
E COMMISSION
20549

VF 6-3-04

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED JUN 01 2004

| SEC FILE NUMBER |
|---|
| 8- 28860 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/03 AND ENDING 03/31/04
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PODESTA & CO.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 South LaSalle Street, Suite 786
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol P. Foley (312) 899-0133
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Carol P. Foley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Podesta & Co., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
MEL A. MONGERSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-7-2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PODESTA & CO.



STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2004

**DUNLEAVY & COMPANY, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

*(708) 489-1680*
*Fax: (708) 489-1717*

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Podesta & Co.

We have audited the accompanying statement of financial condition of Podesta & Co. as of March 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Untied States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Podesta & Co. as of March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.
DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
April 23, 2004

PODESTA & CO.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2004

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 109,326 |
| Receivables from broker/dealers | 127,104 |
| Secured demand note receivable | 15,000 |
| Related party receivable | 20,150 |
| Other assets | 4,978 |
| TOTAL ASSETS | $ 276,558 |

LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accounts payable and accrued expenses | $ 8,125 |
| Commissions payable | 16,130 |
| Subordinated loans | 65,000 |
| Total Liabilities | $ 89,255 |
| SHAREHOLDERS' EQUITY | |
| Common stock, $.01 par value; authorized 100,000 shares, issued and outstanding 2,211 shares | $ 22 |
| Additional paid-in capital | 61,855 |
| Retained earnings | 125,426 |
| Total Shareholders' Equity | $ 187,303 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 276,558 |

The accompanying notes are an integral part of this financial statement.

PODESTA & CO.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2004

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Illinois on October 15, 1982. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Long and Short Securities - Securities positions are valued at market value and securities not readily marketable are valued at fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when purchased by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - CLEARING AGREEMENTS WITH OFF-BALANCE-SHEET RISK

Clearing Agreements - The Company has entered into agreements with two broker/dealers (Clearing Broker/Dealers) whereby those Clearing Broker/Dealers will execute and clear securities transactions for the Company on a fully disclosed basis. Under the terms of one of the agreements, the Company is

NOTE 2 - CLEARING AGREEMENTS WITH OFF-BALANCE-SHEET RISK – (Continued)

prohibited from entering into a similar agreement with another broker/dealer without prior approval of that Clearing Broker/Dealer. The Company has deposited $10,000 with one of the Clearing Broker/Dealers to assure the Company's performance under the agreement. This amount is included in "Receivables from broker/dealers" on the statement of financial condition. Under the terms of one of the agreements, the Company is required to pay a monthly minimum clearing and execution charge of $2,500 and maintain broker's blanket bond coverage of at least $500,000. In both agreements, the Company has agreed to regulatory arbitration regarding disputes between the Company and the Clearing Broker/Dealers. The two aforementioned agreements may be terminated by either party with 60 and 90 days prior notification. Additional provisions of the agreements state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Customer Transactions – Facilitated by the aforementioned clearing agreements, the Company's customers may enter into various transactions involving off-balance sheet financial instruments. These financial instruments include the purchase and sale of options that are used to meet the needs of customers. As a writer (seller) of options, the Company's customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. In the normal course of business, these transactions involve the execution, settlement and financing of the customer options. These transactions may expose the Company to off-balance sheet risk in the event that the option is exercised and the customer or contra-broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

PODESTA & CO.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2004

## NOTE 3 - LEASE COMMITMENT

The Company is party to a noncancellable lease agreement for office space that expires April 30, 2008. The total expenditure for office space for the year ended March 31, 2004 was $76,086. This amount includes additional charges pursuant to the lease agreement. The net expense for the year was $46,493, which equals the total expenditure less the reimbursements mentioned in Note 4.

The minimum annual rentals under this lease, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

| Year Ending March 31 | Minimum Payments |
|---|---|
| 2005 | $ 23,553 |
| 2006 | 23,352 |
| 2007 | 24,525 |
| 2008 | 2,052 |
| Total | $ 73,482 |

## NOTE 4 - RELATED PARTY TRANSACTIONS

A shareholder of the Company is also a general partner of Pioneer Ventures, a Limited Partnership. The Company has received $29,593 from this entity for office space the Company has provided during the year ending March 31, 2004. No written agreement exists between these parties regarding the office space. Note 3 contains additional information regarding the Company's occupancy lease agreement.

## NOTE 5- LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at March 31, 2004, are as follows:

| | | |
|---|---|---|
| Subordinated Loans | | |
| 4.00% | Due November 30, 2006 | $ 50,000 |
| Liabilities Pursuant to a Secured Demand Note Collateral Agreement: | | |
| 3% | Expires May 31, 2006 | $ 15,000 |
| Total Subordinated Liabilities | | $ 65,000 |

The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Both subordinated lenders are related parties of the Company.

## NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2004 the Company's net capital and required net capital were $225,150 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 11%.